OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Malone, Jr., Wallace D.		SouthTrust Corporation SOTR
	420 North 20th Street - 34th Floor	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			02/13/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Birmingham, AL 35203 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman, CEO and President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common stock		01/15/03				A			45,217	A	26.04		3,581,971.7377*		D

	Common stock													109,704		I		Spouse

	Common stock													915,000		I		Ltd. Partnership

	Common stock													42,164		I		Trust

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Right to buy		6.2083

	Right to buy		6.375

	Right to buy		6.375

	Right to buy		8.4165

	Right to buy		12.125

	Right to buy		18.0833

	Right to buy		18.0833

	Right to buy		19.5000

	Right to buy		19.5000

	Right to buy		19.500

	Right to buy		22.000

	Right to buy		22.000

	Right to buy		22.000

	Right to buy		22.000

	Right to buy		18.9063

	Right to buy		18.9063

	Right to buy		18.33

	Right to buy		18.33

	Right to buy		18.33

	Right to buy		15.6875

	Right to buy		20.03

	Right to buy		24.02

	Right to buy		26.18		1/14/03				A			3,819

	Right to buy		26.18		1/14/03				A			346,181

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	1/19/1995	1/19/2004		Common stock	198,002				181,896		D

	1/18/1996	1/18/2005		Common stock	194,512				194,512		D

	1/17/1997	1/17/2005		Common stock	15,684				15,684		D

	1/17/1998	1/17/2006		Common stock	11,880				11,880		D

	1/15/1999	1/15/2007		Common stock	8,248				8,248		D

	1/27/1999	1/27/2008		Common stock	294,472				294,472		D

	1/27/2000	1/27/2008		Common stock	5,528				5,528		D

	2/5/1998	2/5/2008		Common stock	359,998				359,998		D

	2/5/2002	2/5/2008		Common stock	120,000				120,000		D

	2/05/2003	2/05/2008		Common stock	120,000				120,000		D

	4/15/1998	1/31/2008		Common stock	360,000				360,000		D

	4/15/2001	4/15/2008		Common stock	180,000				180,000		D

	4/15/2002	4/15/2008		Common stock	180,000				180,000		D

	4/15/2003	4/15/2008		Common stock	180,002				180,002		D

	1/20/2001	1/20/2009		Common stock	344,712				344,712		D

	1/20/2001	1/20/2009		Common stock	5,288				5,288		D

	10/20/2000	10/19/2009		Common stock	240,000				240,000		D

	10/20/2001	10/19/2009		Common stock	240,000				240,000		D

	10/20/2002	10/19/2009		Common stock	240,000				240,000		D

	1/19/2003	1/18/2010		Common stock	350,000				6,374		D

	1/16/2004	1/15/2011		Common stock	350,000				350,000		D

	1/16/2005	1/15/2012		Common stock	350,000				350,000		D

	1/14/2006	1/13/2013		Common stock	3,819				3,819		D

	1/14/2006	1/13/2013		Common stock	346,181				346,181		D

Explanation of Responses:

* Includes 1,018,270.5803 shares of common stock held in the profit sharing plan of the company and allocated to the reporting person's account, which shares of common stock are exempt from Section 16(b) by virtue of Rule 16B-3(b)(3). Does not include shares of common stock of the company held by the company's pension plan under circumstances where only cash balances are allocated to participants (rather than such shares of common stock) and as to which the reporting person does not possess voting or investment powers.

* Includes 618.1574 shares of common stock held in the Employee Stock Ownership Plan.

/s/ John D. Buchanan, Attorney-in-fact	02/13/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.